UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Islands Bancorp.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

464583103

(CUSIP Number)

Edward G. Menzie, Esquire

Nexsen Pruet, LLC

1441 Main Street, Suite 1500

Columbia, SC 29201

Telephone: (803) 771-8900

Facsimile: (803) 253-8277

Email: Emenzie@nexsenpruet.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464583103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Bill L. Amick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA.

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 25,000 8. Shared Voting Power 25,000 9. Sole Dispositive Power 25,000 10. Shared Dispositive Power 25,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11: 7.7%.
Type of Reporting Person (See Instructions) IN.

2

Item 1. Security and Issuer

This statement relates to the common stock (the “Common Stock”) of Islands Bancorp (the “Issuer”), the principal executive offices of which are located at 2348 Boundary Street, Beaufort, SC 29903-6240.

Item 2. Identity and Background

This statement is filed by Bill L. Amick (such individual being herein referred to as the “Undersigned Shareholder”). The name, address, business or residence address and present principal occupation of the Undersigned Shareholder is as follows:

Name	Address	Occupation
Bill L. Amick	P.O. Box 2309	Chairman of the Board of Directors
	Batesburg-Leesville, SC 29070	Amick Farms, Inc.

During the last five years, the Undersigned Shareholder has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

No additional securities are being purchased in this transaction. Please see Item 4 below.

Item 4. Purpose of Transaction

The Undersigned Shareholder had a letter sent to the Issuer on behalf of himself individually and as principal shareholder of Amick Broilers, Inc. requesting the inspection and copying of a shareholder list from the Issuer. The purpose for the request was to determine whether there is sufficient interest on the part of the shareholders to call a special meeting. Any special meeting that is held may be to influence the control of the Issuer, including (without limitation) the discussion of the Issuer’s position with respect to inquiries from other financial institutions, as well as any other proposed shareholder action necessary to assure that the interests of the shareholders are protected, which may include (without limitation) whether to amend the articles of incorporation or bylaws and whether nominate and vote on a new slate of directors.

Item 5. Interest in Securities of the Issuer

As of September 23, 2005, the Undersigned Shareholder has sole voting power and sole dispositve power with respect to 25,000 shares of the Issuer’s Common Stock. The Undersigned Shareholder and Amick Broilers, Inc. have shared voting power and shared dispositive power with respect to 25,000 shares of the Common Stock of the Issuer. Therefore, the aggregate amount beneficially owned by the Undersigned Shareholder is 50,000 shares of Common Stock, which amount equals 7.7% of the outstanding shares of the Common Stock of the Issuer.

The percentage of outstanding shares of Common Stock set forth above is computed based on a total of 652,705 shares of Common Stock Outstanding as of August 15, 2005, as reported by the Issuer in its Form 10-QSB for the quarterly period ended June 30, 2005, as filed with the Securities and Exchange Commission on August 15, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, the Undersigned Shareholder is not party to any contract, arrangement, understanding or relationships with any other person with respect to the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: September 29, 2005	/s/ Bill L. Amick
Bill L. Amick

4